UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 9 May 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)

RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 9 MAY
2014

Gold Fields Limited shareholders are advised that all the results of the business conducted at the annual general meeting held on Friday 9 May 2014 in Sandown, Sandton, South Africa (including a percentage of the total number of shares voted) are as follows:
1. Reappointment of auditors
Resolved that KPMG Inc., upon the recommendation of the current Audit
Committee of the Company, be reappointed as the auditors of the
Company until the conclusion of the next AGM.
For Against Abstain
99.59% 0.41% 44,385,316
2. Re-election of a director – K Ansah
Resolved that Mr K Ansah, who was first appointed to the Board on 2
February 2004 and who retires in terms of the Company’s Memorandum of
Incorporation, and who is eligible and available for re-election, is re-elected as a director of the Company.
For Against Abstain
98.35% 1.65% 3,456,715
3. Re-election of a director – NJ Holland
Resolved that Mr NJ Holland, who was first appointed to the Board on
14 April 1998 as an executive director and who retires in terms of the Company’s Memorandum of Incorporation, and who is eligible and available for re-election, is re-elected as a director of the
Company.
For Against Abstain
99.90% 0.10% 3,453,123
4. Re-election of a director – PA Schmidt
Resolved that Mr PA Schmidt, who was first appointed to the Board on
6 November 2009 as an executive director and who retires in terms of the Company’s Memorandum of Incorporation, and who is eligible and available for re-election, is re-elected as a director of the
Company.
For Against Abstain
97.77% 2.23% 3,454,990
5. Re-election of a member of the Audit Committee – GM Wilson
Resolved that Ms GM Wilson is re-elected as a member of the Audit
Committee with effect from the end of this AGM, in terms of section
94(2) of the Act.
For Against Abstain
93.54% 6.46% 34,970,592
6. Re-election of a member of the Audit Committee – RP Menell
Resolved that Mr RP Menell is re-elected as a member of the Audit
Committee with effect from the end of this AGM, in terms of section
95(2) of the Act.
For Against Abstain
97.80% 2.20% 3,466,791
7. Re-election of a member of the Audit Committee – DMJ Ncube
Resolved that Mr DMJ Ncube is re-elected as a member of the Audit
Committee with effect from the end of the AGM, in terms of section
94(2) of the Act.
For Against Abstain
99.98% 0.02% 3,166,264
8. Approval for the issue of authorized but unissued ordinary shares
For Against Abstain
91.35% 8.65% 2,647,990
9. Advisory endorsement of the remuneration policy
For Against Abstain
69.79% 30.21% 38,773,758
10. Special resolution number 1: Approval for the issuing of equity securities for cash
For Against Abstain
90.99% 9.01% 16,424,829

11. Special resolution number 2: Approval of the remuneration of non-
executive directors.
For Against Abstain
87.56% 12.44% 5,456,220
12. Special resolution number 3: Approval of the Company to grant financial assistance in terms of section 44 and 45 of the Act.
For Against Abstain
98.95% 1.05% 2,152,422
13. Special resolution number 4: Acquisition of the Company’s own shares.
Although Gold Fields had put forward Special Resolution No 4 as set out in the notice of meeting and had received sufficient votes prior to the meeting to pass the special resolution as presented, in line with feedback from shareholders, it was proposed at the meeting to amend this resolution by reducing the 20% maximum down to 10% and the amendment was adopted.
For Against Abstain
86.24% 13.76% 1,045,350
Over 81.69% of votable shares were represented at the AGM.
The special resolutions will be filed with the Companies and Intellectual
Property Commission in accordance with the requirements of the Companies
Act, No 71 of 2008.

09 May 2014
Sponsor
JP Morgan Equities South Africa Pty Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 9 May 2014
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer